KRT-1500 Template for notification of transactions by persons discharging managerial responsibilities (PDMR) and persons closely associated with them The person liable: PDMR Closely associated person (natural person) Closely associated person (legal person) Info about the one who reports Last name Lao First name Alfi Business name Himalaya Shipping Ltd. About PDMR Last name SVENSEN First name LARS-CHRISTIAN Position / role Chief Commercial Officer Initial notification or amendment to prior notification Initial Amendment Details about the issuer or emission allowance market participant Business name Himalaya Shipping Ltd. LEI number 984500D86FFE5EYE7988 Skjemaversjon: 46345 9/2/2024 7:29:52 AM AR 631332952 9/ 2/ 20 24 7 :2 9: 52 A M A R 63 13 32 95 2 1

KRT-1500 Template for notification of transactions by persons discharging managerial responsibilities (PDMR) and persons closely associated with them Description of the financial instrument/type of instrument Instrument Derivative ISIN code N/A Name of the financial instrument Award of options under the Company's stock option program Nature of the transaction Transaction type Acceptance of a stock option Share option program The transaction is linked to an excersise of a share option program Yes No Currency of the transaction Currency USD Price(s) and volume(s) Price per unit 10 Volume 65 000 Aggregated information Average price per unit 10.00000 Aggregated volume 65 000 Total amount 650 000.000000 Date of the transaction Date 9/2/2024 Place of the transaction Trading venue XOFF - Outside a trading venue Comment 9/2/2024 7:29:52 AM AR 631332952 9/ 2/ 20 24 7 :2 9: 52 A M A R 63 13 32 95 2 2